[GRAPHIC OMITTED][GRAPHIC OMITTED]


February 7, 2007



Ms. Maureen Bauer
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Modavox, Inc.
         Response letter dated September 15, 2006
         Form 10-KSB/A1 for the year ended February 28, 2006
         Filed October 28, 2006
         Form 10-QSB/A1 for the quarter ended May 31, 2006
         Filed October 28, 2006
         File No. 333-57818

Dear Ms. Bauer:

As the Chief Executive Officer of Modavox Inc. (the "Company"), I am writing on behalf of the Company to respond to the comments of the staff (the "Staff) of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in its letter, dated January 11, 2007, addressed to me, with respect to the above referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff's letter, and is followed by the corresponding response of the Company.

STAFF COMMENT:    FORM 10-KSB FOR THE YEAR ENDED FEBRUARY 29, 2006
                  FINANCIAL STATEMENTS, PAGE 26
                  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 34
                  REVENUE RECOGNITION, PAGE 35

1. PLEASE EXPLAIN TO US HOW THE COMPANY EARNS FEES THAT REPRESENT A PERCENTAGE OF THE FEES PAID BY THIRD PARTY ADVERTISERS FOR ADVERTISING ON THEIR WEBSITES OR THE COMPANY'S WEBSITE AND QUANTIFY THE AMOUNT FOR EACH PERIOD COVERED BY THE FINANCIAL STATEMENTS, AS MENTIONED IN THE SECOND PARAGRAPH ON PAGE 35. TELL US WHY THE COMPANY RECOGNIZES REVENUES FROM THESE FEES WHEN CERTAIN CONTRACT CRITERIA ARE MET RATHER THAN PRO RATA OVER THE CONTRACT PERIOD, AND EXPLAIN WHAT CONSTITUTES TYPICAL CONTRACT CRITERIA.

COMPANY RESPONSE:

We have revised Note 2 of our November 30, 2006 10-QSB to explain under "Revenue Recognition" that "Fees representing a percentage of fees paid by third party advertisers for advertising on third party or company websites are earned based upon the number of times the website has been accessed by internet users and are recorded when required access numbers have been met." We believe that this better explains how the Company earns these fees. We record fees when the criteria has been met because it is at that point that the fees are earned and billed.

The Company believes that this will be an important source of future revenues. However, fees recorded in the quarter ended November 30, 2006 were approximately $200.

STAFF COMMENT:    NOTE 3 ACQUISITION OF KINO INTERACTIVE LLC, PAGE 40

     2. WE NOTE THAT YOU HAVE STILL NOT FILED A FORM 8-K CONTAINING THE INFORMATION SPECIFIED IN ITEMS 2.01 - COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS AND 9.01 - FINANCIAL STATEMENTS AND EXHIBITS. THAT FORM 8-K WAS DUE NO LATER THAN 4 BUSINESS DAYS FOLLOWING THE DATE YOU ACQUIRED KINO INTERACTIVE LLC, FEBRUARY 28, 2006. IT IS NOT SUFFICIENT FOR YOU TO INFORM THE STAFF THAT YOU ARE AWARE OF THE DELINQUENT FILING, YOU MUST ALSO INFORM THE INVESTING PUBLIC. PLEASE FILE A FORM 8-K TO DISCLOSE THE FACT THAT YOU ACQUIRED A MATERIAL SUBSIDIARY IN FEBRUARY AND PROVIDE ALL OF THE INFORMATION REQUIRED BY
         ITEM 2.01 AND ALSO DISCLOSE THAT YOU ARE DELINQUENT REGARDING THE FILING OF THE FINANCIAL STATEMENTS OF KINO, THE REASONS FOR THE DELINQUENCY AND THE DATE YOU EXPECT TO FILE THE FINANCIAL STATEMENTS. YOU SHOULD THEN PROVIDE THE CURRENT STATUS OF THE FILING DELINQUENCY IN ALL SUBSEQUENT FORMS 10-QSB/10-KSB UNTIL THE FINANCIAL STATEMENTS ARE FILED. IN ADDITION, PLEASE NOTE THE INSTRUCTION TO ITEM 9.01 OF FORM 8-K REGARDING FILINGS UNDER THE SECURITIES ACT UNTIL SUCH TIME AS THIS REQUIRED INFORMATION HAS BEEN FILED.

COMPANY RESPONSE:

We will file the requested 8-K form covering the acquisition of Kino Interactive during the week of February 12 2007. In addition, we have included in our Form 10-QSB for the quarter ended November 30, 2006, the following under "Item 5. Other Information": "The Company is delinquent in filing Form 8-K and the information required to be provided under Item 2.01 and 9.01 covering the acquisition of Kino Interactive LLC, which occurred on February 28, 2006. The information has not been filed because the required audited financial statements of Kino Interactive LLC have not been completed. The Company is currently working with it's auditors to complete the required financial information and expects to complete the filing within 30 days." However, as set forth in our 8-K dated February 5, 2007, the Chairman of our Audit Committee was verbally informed by the Moss-Adams LLP audit partner that as a result of the acquisition of our auditors, Epstein, Weber & Conover, P.L.C., by Moss-Adams LLP, that subsequent to the filing of the November 30, 2006 10-QSB, Moss-Adams will no longer perform audit services for Modavox, including the completion of the audit required for the Kino Interactive acquisition 8-K. We are currently interviewing with prospective new auditors and are optimistic that we will engage a new audit firm within two or three weeks. We provided Epstein, Weber & Conover, P.L.C. with financial information for the Kino Interactive audit several months ago. We will provide this same information to our new auditors and request that they complete the audit promptly.

We have attached the specific page of Form 10Q-SB and our Form 8-K dated February 5, 2007.

STAFF COMMENT:    NOTE 5 - CAPITAL STOCK, PAGE 42

     3. THE FACT THAT THERE ARE NO PROVISIONS OR TERMS WITHIN THESE WARRANTS THAT COULD REQUIRE NET CASH SETTLEMENT DOES NOT NECESSARILY MEAN THAT EQUITY CLASSIFICATION IS CORRECT. IF THE WARRANTS ARE REQUIRED TO BE SETTLED WITH REGISTERED SHARES AND THE WARRANT AGREEMENT IS SILENT WITH RESPECT TO THE CIRCUMSTANCES UNDER WHICH THE WARRANTS MAY BE NET CASH-SETTLED, PARAGRAPH 17 OF EITF 00-19 PRESUMES THAT NET CASH SETTLEMENT IS AN OPTION AND THEREFORE THE WARRANTS MUST BE CLASSIFIED AS LIABILITIES. PLEASE DESCRIBE TO US THE TERMS OF SETTLING ALL WARRANTS AND SUBMIT A COURTESY COPY OF THE APPLICABLE WARRANT AGREEMENTS OR TELL US WHERE THE AGREEMENTS HAVE BEEN FILED AS EXHIBITS SO THAT WE MAY REVIEW THE TERMS OF SETTLEMENT.

COMPANY RESPONSE:

We have submitted a courtesy copy of the applicable warrant agreements for your review. The heading on the first page of the Warrant Agreement contains a restrictive legend indicating that the shares underlying the Warrant are not registered. Also, the Miscellaneous paragraph, subsection (c) indicates the same and the Subscription Form attached indicates that cash payment is required for the Warrants to be exercised and requires representation from the Warrant holder that "the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares". We believe that this meets the criteria which you discussed for equity classification.

STAFF COMMENT:    NOTE 5 - CAPITAL STOCK, PAGE 42

     4. Please describe to us the circumstances under which the former officers returned 300,000 shares of common stock to you in exchange for 170,000 shares. Generally, the value of compensation awards may only be reversed when the employees fail to fulfill the obligation resulting in the award. If you cancelled or modified the award for reasons other than the officers' failure to fulfill the necessary obligations, the new or modified award must be accounted for in accordance with the guidelines set forth in Question 13 of FIN 44. Note also that the new award may require variable accounting from the date of issuance. Please revise the financial statements as necessary or cite the literature upon which you are relying with respect to the accounting for this transaction.

COMPANY RESPONSE:

The compensation awards were reversed because the employees failed to fulfill the obligations resulting in the award. The Company believes that this supports the accounting used. The former officers returned 300,000 shares and received 170,000 shares under an agreement with the Company's Board of Directors, because the officers had been terminated and had not fulfilled the two years of service that was required for them to retain the 300,000 shares. In settlement with these former officers, the Board of Directors authorized the issuance of 170,000 shares that were fully vested at the date of issuance. Since these shares were issued as a termination settlement, and the former officers were no longer employed by the Company in any capacity, we do not believe that variable accounting is required.

STAFF COMMENT:    FORM 10-QSB/A1 FOR MAY 31, 2006
                  EXHIBIT 31.13

5. THE SEC RULES UNDER SECTION 302 OF THE SARBANES-OXLEY ACT REQUIRE THAT THE LANGUAGE OF THE 302 CERTIFICATION NOTE BE ALTERED. ITEM 601 (B)
         (31) STATES THAT THE CERTIFICATION MUST BE PROVIDED EXACTLY AS STATED THEREIN. WE NOTE MULTIPLE DIFFERENCES BETWEEN THE LANGUAGE OF YOUR CERTIFICATION AND THE LANGUAGE THAT IS REQUIRED BY ITEM 601 (B) (31) OF REGULATION S-B. AS PREVIOUSLY REQUESTED, PLEASE REVISE YOUR CERTIFICATION ACCORDINGLY. SPECIFICALLY, WE NOTE THE FOLLOWING DIFFERENCES BETWEEN YOUR DISCLOSURE AND THE REQUIRED LANGUAGE:

     o YOUR DISCLOSURES IN PARAGRAPHS 2-5 SHOULD BE REVISED TO REFERENCE "THIS REPORT" RATHER THAN "THIS QUARTERLY REPORT".
     o PARAGRAPH 4 SHOULD BE REVISED TO REFER TO THE CORRECT CITATION FOR THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES IN EXCHANGE ACT RULES 13A - 15(E) AND 15D-15(E).
     o PARAGRAPHS 4(B) AND 4(C) SHOULD BE COMBINED AND REVISED TO STATE THAT YOU HAVE EVALUATED THE EFFECTIVENESS OF THE REGISTRANT'S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED YOUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT (NOTE BASED UPON OUR EVALUATION AS OF THE EVALUATION DATE).
     o PARAGRAPH 6 SHOULD BE MOVED TO PARAGRAPH 4(D) AND SHOULD INDICATE THAT YOU HAVE DISCLOSED IN THE REPORT ANY CHANGE IN THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT' MOST RECENT FISCAL QUARTER (THE REGISTRANT'S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT) THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING.

         PARAGRAPH 5 SHOULD STATE THAT YOU HAVE DISCLOSED, BASED ON YOUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING TO THE REGISTRANT'S AUDITORS AND THE AUDIT COMMITTEE OF THE REGISTRANT'S BOARD OF DIRECTIONS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS).

COMPANY RESPONSE:

We believe that we have modified the language of the Section 302 certification in our November 30, 2006 Form 10-QSB to comply with the criteria that you have set forth. We have also revised Section 302 certifications for our Forms 10-QSB for the periods ending May 31, 2006 and August 31, 2006 as reflected in the attachments.

As you requested, we have marked copies of amended pages for your review. It is our intention to file the requested amendments after your review of our responses to your questions.

If you have any questions concerning this timing, please contact me at 480.294.6414.

Sincerely,



David J. Ide
Chief Executive Officer

Attachment, Modavox Response Letter


ITEM 5. OTHER INFORMATION

The Company is delinquent in filing Form 8-K and the information required to be provided under Item 2.01 and 9.01 covering the acquisition of Kino Interactive LLC, which occurred on February 28, 2006. The information has not been filed because the required audited financial statements of Kino Interactive LLC have not been completed. The Company is currently working with it's auditors to complete the required financial information and expects to complete the filing within 30 days.

--------------------------------------------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT


     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         Date of Report (Date of Earliest Event Reported): March 5, 2007



                                  Modavox, Inc.
                   ------------------------------------------
             (Exact name of registrant as specified in its charter)

      State of Delaware                333-57818                20-0122076
    ---------------------            -------------            --------------
 (State or other jurisdiction         (Commission            (I.R.S. Employer
      of incorporation)               File Number)          Identification No.)

         4636 E. University Drive, Suite #275
                 Phoenix, Arizona                             85034
     ----------------------------------------             --------------
     (Address of principal executive offices)               (Zip Code)

        Registrant's telephone number, including area code: 602-648-6090


                                 Not Applicable
              ----------------------------------------------------
           Former name or former address, if changed since last report



Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act
      (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act
      (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

2.01 Completion of Acquisition of Disposition of Assets.
9.01 Financial Statements and Exhibits

ITEM 2.01.   COMPLETION OF ACQUISITION OF DISPOSITION OF ASSETS.

         On February, 28 2006 Modavox, Inc. completed the acquisition of Kino Interactive, LLC pursuant to the Agreement and Plan of Merger dated December 5, 2005, by and among Modavox, Inc., Kino Acquisition Sub, Inc. and Kino Interactive, LLC( the "Merger Agreement"). The acquisition was effected by a merger of Kino Interactive LLC, into our wholly owned subsidiary, Kino Acquisition Sub, Inc. A copy of the Merger Agreement was filed as Exhibit 10.41 to our quarterly report on Form 10-QSB filed January 24, 2006.

         The consideration paid by Modavox pursuant to the Merger Agreement consisted of 8,000,000 shares of our common stock, $0.0001 par value, 2,000,000 shares of our Series A Convertible Preferred Stock, $0.0001par value and 2,000,000 share of our series B Convertible Preferred Stock, $0.0001 par value, all of which were issue to Kino Communication, LLC, the sole member of Kino Interactive, LLC. David J. Ide and Nathan T Bradley were the sole members of Kino Communications, LLC.

         At the time of the transaction, Mr. Ide was our Chief Executive Officer and Mr. Bradley was the Vice Chairman of our Board of Directors. Mr. Ide now is our President, Chief Executive Officer and a member of our Board of Directors and Mr. Bradley is the Chairman of our Board of Directors and our Executive Vice President of Business Development and Strategic Marketing. The terms of the transaction were established through negotiations between Mr. Ide, on behalf on Kino Interactive, LLC and Robert Arkin, then the Chairman of our Board of Directors and previously our CEO, on behalf of Modavox. The transaction was approved the vote of a disinterested majority of our Board of Directors.

         In addition, in connection with the transaction, Kino Interactive entered in to a License Agreement with Kino Communications providing for an exclusive, worldwide license of specified software programs and technical information owned by Kino Communications. The license Agreement required Kino Interactive to pay minimum license fees based on our monthly cash flow up to an aggregate cumulative amount of 1,000,000 in such fees. A copy of the License Agreement is filed as Exhibit 10.1 to this Form 8-K. Under the terms of the Series A and Series B Preferred stock issued in the transaction, the license fees paid under the License Agreement constituted redemptions of the preferred stock at a price of $.25 per share. On March 15, 2006, we redeemed 500,000 shares of Services A preferred stock issued under the merger Agreement which were then held by Messrs. Ide and Bradley for a cash payment of $125,000. On August 31, 2006, we redeemed the remaining 3,500,000 outstanding shares of Series A and Series B Preferred stock issued under the Merger Agreement which were then held by Messrs. Ide and Bradley in exchange for cancellation of a $33,884 payable to Audio Eye, LLC an affiliate of Kino Communication and Messrs. Ide and Bradley, and the issuance of 3,364,463 shares of our common stock. No further license fess are payable under the License Agreement.

         Kino Interactive was a provider of software solutions that create digital online audio/visual media for business to business and business to consumer communications. The business of Kino Interact is now referred to as our Interactive Media Division.

         We are delinquent in filing this Form 8-K and the information required to be provided under Items 2.01 and 9.01 for Form 8-K relating to the Acquisition of Kino Interactive because the required audited financial statements of Kino Interactive have not yet been completed.

                  SECTION 9 FINANCIAL STATEMENTS AND EXHIBITS

ITEM  9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(a) We will file the required audited financial statements of Kino Interactive as soon as the statements and the related audit report are complete.

(b)      Exhibits

         10.1 License Agreement dated December 5, 2005 between Kino Interactive, LLC and Kino Communications, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Modavox, Inc.

DATE: March 7, 2007                           BY: /S/ DAVID J. IDE
                                                  ----------------
-----------------------------                     NAME: DAVID J. IDE

                                                  TITLE: CHIEF EXECUTIVE OFFICER

EXHIBIT 10.1


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                WARRANT AGREEMENT


THIS WARRANT AND THE SHARES OF COMMON STOCK COVERED HEREBY (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW OR THE SECURITIES ACT OF 1933, AS AMENDED ("FEDERAL ACT") UPON RELIANCE OF EXEMPTIONS AVAILABLE THEREFOR. THE SECURITIES WILL BE ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED, NOR WILL ANY ASSIGNEE OR TRANSFEREE THEREOF BE RECOGNIZED BY MODAVOX, INC. AS HAVING ANY INTEREST IN SUCH SECURITIES IN THE ABSENCE OF (i) AN OPINION OF COUNSEL THAT THE TRANSACTION BY WHICH SUCH SECURITIES WILL BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED IS EXEMPT UNDER THE FEDERAL ACT, AND APPLICABLE STATE SECURITIES LAWS; OR (ii) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER THE FEDERAL ACT AND APPLICABLE STATE SECURITIES LAWS.


                                  MODAVOX, INC.
                          COMMON STOCK PURCHASE WARRANT

Warrant No. 50
No. of Shares:  40,000
Dated:  April 20, 2006


         This certifies that, for value received, Tiki Holdings LLC, hereinafter referred to as the registered holder or the "Holder," or her successors and assigns, is entitled, subject to the terms and conditions hereinafter set forth, at or before 5:00 o'clock P.M., Eastern time, subject to adjustment upon the occurrence of the contingencies set forth, to purchase forty thousand (40,000) shares of $.0001 par value Common Stock (the "Common Stock") of Modavox, Inc., upon the exercise of this Warrant, at fifty cents ($.50) per share (the "Warrant Price") and is subject to adjustments upon the occurrence of the contingencies set forth in this Warrant. The Holder and Modavox are hereinafter referred to collectively as the "Parties."

         Upon delivery of this Warrant with the subscription form annexed hereto, duly executed, together with payment of this Warrant Price for the shares of Common Stock thereby purchased, at the principal office of Modavox, 2617 S. 46th Street, Suite 300, Phoenix, Arizona 85034, or at such other address as Modavox may designate by notice in writing to the registered holder hereof, the registered holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock which may be issued upon the exercise of this Warrant will, upon issuance, be fully-paid and non-assessable and free from all taxes, liens and charges with respect thereto.



         2617 SOUTH 46TH STREET SUITE 300 o PHOENIX, ARIZONA 85034-7417
                    VOICE: 480.643.5626 o FAX: 480.643.5659
                                www.modavox.com

         This Warrant is subject to the following terms and conditions:

1.   EXERCISE OF WARRANT.

     a. This Warrant may be exercised in whole at any time, or in any part from time to time, prior to 5:00 o'clock P.M., Eastern time, on or before April 20, 2009, but not thereafter, as to all or any part of the number of shares of Common Stock then subject hereto.

     b. In case of any partial exercise of this Warrant, Modavox shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant may not be exercised as to less than one thousand (1,000) shares at any one time unless the number of shares purchased is the total number at the time available for purchase under this Warrant. This Warrant may be exercised only as to whole shares; fractional share interests will be disregarded except that they may be accumulated.

     c. Upon any exercise of this Warrant, Holder may, in lieu of payment of the Warrant Price in cash, surrender this Warrant (or any successor hereto or fraction hereof) (valued for such purpose at the Fair Market Value of the underlying Common Stock for which such Warrant is exercisable on the date of such exercise less the Warrant Price then in effect) and apply all or a portion of the amount so determined to the payment of the Warrant Price for the number of shares of Common Stock being purchased as to all the number of whole shares of Common Stock then subject hereto.

2. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case Modavox shall at any time subdivide the outstanding shares of its Common Stock, this Warrant Price in effect immediately prior to such subdivision shall be proportionately decreased, and in case Modavox shall at any time combine the outstanding shares of its Common Stock, this Warrant Price in effect shall immediately prior to such combination be proportionately increased, effective from and after the record date of such subdivision or combination, as the case may be.

3. NOTICE OF ADJUSTMENTS. Upon any adjustment of this Warrant Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then and in each such case, Modavox, within thirty (30) days thereafter, shall give written notice thereof to the registered holder of this Warrant at the address of such holder as shown on the books of Modavox, which notice shall state this Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. The holder of this Warrant shall have ten
     (10) days in which to review the proposed adjustment and to object to the proposed adjustment by notifying Modavox in writing of such objection, setting forth in reasonable detail the reasons for such objection. If the holder fails to object to the proposed adjustment during such ten (10) day period the proposed adjustment shall become final. If the holder objects to the proposed adjustment then Modavox and the holder shall attempt to reconcile their differences and if unable to do so such adjustment shall be determined by Modavox's independent accountants whose determination shall be final.

4. NOTICE OF EXERCISE OF WARRANT. This Warrant may be exercised by this Holder by a written notice signed by this Holder, and delivered or mailed to Modavox to the attention of the President. The notice shall specify the number of shares of Stock which this Holder elects to purchase hereunder, and be accompanied by (i) a certified or cashier's check payable to Modavox in payment of the total Exercise Price applicable to such shares as provided herein. Upon receipt of an such notice and accompanying payment, Modavox agrees to issue to this Holder stock certificates for the number of shares specified in such notice registered in the name of this Holder.

5. CHARGES, TAXES AND EXPENSES. The issuance of certificates for shares of Common Stock upon any exercise of this Warrant shall be made without charge to the holder hereof for any tax or other expense in respect to the issuance of such certificates, all of which taxes and expenses shall be paid by Modavox, and such certificates shall be issued in the name of, or in such name or names as may be directed by, the holder of this Warrant; provided, however, that in the event that certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an instrument of transfer in form satisfactory to Modavox, duly executed by the holder hereof in person or by an attorney duly authorized in writing.

6. CERTAIN OBLIGATIONS OF MODAVOX. Modavox will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the performance or observance of any of the covenants, stipulations or conditions to be performed or observed by Modavox, but will at all times in good faith assist, insofar as it is able, in the carrying out of all provisions of this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, Modavox agrees that it will not establish or increase the par value of the shares of any Common Stock which are at the time issuable upon exercise of this Warrant above the then prevailing Warrant Price hereunder and that, before taking any action which would cause an adjustment reducing this Warrant Price hereunder below the then par value, if any, of the shares of any Common Stock issuable upon exercise hereof, Modavox will take any corporate action which may, in the opinion of its counsel, be necessary in order that Modavox may validly and legally issue fully-paid and non-assessable shares of such Common Stock at this Warrant Price as so adjusted.

7. CONTINUANCE OF ENGAGEMENT. Nothing contained in this Warrant shall confer upon this Holder any right to continue in the engagement of Modavox or constitute any contract or agreement of engagement. Nothing contained in this Warrant shall interfere in any way with the right of Modavox to (i) terminate the engagement of this Holder, or (ii) reduce the compensation received by this Holder from time to time, provided that nothing herein shall modify any written engagement or consulting agreement as may now exist or hereinafter be entered into between Holder and Modavox.

8. EFFECT OF TERMINATION OF RELATIONSHIP. If this Holder ceases to be engaged by Modavox for any reason, this Warrant shall terminate to the extent not vested. Upon termination of Holder's engagement by reason of retirement, disability or death, this Warrant, to the extent vested, may be exercised by this Holder or her executor or administrator, as the case may be, at any time prior to April 30, 2009.

9. Notices. All notices and other communications required or permitted under this Warrant will be delivered to the parties at the address set forth below their respective signature blocks, or at such other address that they hereafter designate by notice to all other parties in accordance with this Section. All notices and communications will be deemed to be received in accordance with the following: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of facsimile transmission, on the date on which the sender receives confirmation by facsimile transmission that such notice was received by the addressee, provided that a copy of such transmission is additionally sent by mail as set forth in (iv) below;
     (iii) in the case of overnight air courier, on the second business day following the day sent, with receipt confirmed by the courier; and (iv) in the case of mailing by first class certified mail, postage prepaid, return receipt requested, on the fifth business day following such mailing.

10. COMPULSORY ARBITRATION. Any controversy, claim and/or dispute arising out of or relating to this Warrant or the breach hereof or subject matter hereof (including any action in tort) will be finally and fully settled by arbitration in Maricopa County, Arizona in accordance with the then-existing Commercial Arbitration Rules of the American Arbitration Association (the "AAA"), and judgment upon the award rendered by the arbitrators may be entered in any court having applicable jurisdiction. Written notice of demand for arbitration will be given to the other parties and to the AAA within six (6) months after the controversy, claim or dispute has arisen or be barred, and in no event after the date when the institution of court proceedings based on such dispute would be barred by the applicable statute of limitations. Controversies, claims and/or disputes will be resolved by one arbitrator selected by the mutual agreement of the parties or, failing that agreement within forty-five (45) days after written notice demanding arbitration, by the AAA. There will be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, and (ii) depositions of all Party witnesses. Depositions will be conducted in accordance with the rules or code of Civil Procedure of the jurisdiction in which the arbitration is conducted, and a court reporter will record all hearings, with such record constituting the official transcript of such proceedings. All decisions of the arbitrator will be in writing, and the arbitrator will provide reasons for the decision. Each of the Parties will bear its own respective attorney's fees and costs in accordance with any dispute or arbitration.

11. GOVERNING LAW. This Warrant will be deemed to have been executed in the State of Delaware and will be governed and construed as to both substantive and procedural matters in accordance with the laws of the State of Delaware, but excepting (i) any State of Delaware rule which would result in judicial failure to enforce the arbitration provisions of Section 11 hereof or any portion thereof and (ii) any State of Delaware rule which would result in the application of the law of a jurisdiction other than the State of Delaware. Any dispute arising from this Warrant must be filed in the county in which the principal office of Modaovx is located.

12. COMPLETE AGREEMENT. This Warrant, contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter, and the Parties have made no agreements, representations or warranties relating to the subject matter of this Warrant which are not set forth herein. If a conflict is determined to exist among any of the aforementioned agreements, the terms of this Warrant will control.

13. AMENDMENT. This Warrant may not be amended, modified, superseded, canceled or terminated, and any of the matters, covenants, representations, warranties or conditions hereof may not be waived, except by written instrument executed by the Parties or, in the case of a waiver, by such of the Parties to be charged with such waiver.

14. WAIVER. The failure of either of the Parties to insist upon strict adherence to any term, condition or other provision of this Warrant will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Warrant.

15. HEADINGS. The headings of this Warrant are solely for convenience of reference and will not affect its interpretation.

16. SEVERABILITY. If any one clause or part of this Warrant is deemed invalid, unenforceable or illegal by the arbitrators or court of competent jurisdiction, then it is severed from this Warrant and the rest of this Warrant remains in full force and effect. Holder acknowledges the uncertainty of the law in this respect and expressly stipulates that this Warrant be given the construction which renders its

17. FURTHER ASSURANCES. The Parties will sign such other instruments, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts.

18. LEGAL COUNSEL. Holder hereby acknowledges that the Holder been urged to retain legal counsel for advise.

19.  MISCELLANEOUS.

     (a) Modavox covenants that it will at all times reserve and keep available, solely for the purpose of issue upon the exercise hereof, a sufficient number of shares of Common Stock to permit the exercise hereof in full and a sufficient number of shares of Common Stock to permit the conversion of all such shares of Common Stock.

     (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of Modavox and of the holder or holders hereof and of the Common Stock issued or issuable on the exercise hereof.

     (c) No holder of this Warrant, as such, shall be entitled under this Warrant to vote or receive dividends (except as provided in paragraph 2 hereof) or be deemed to be a stockholder of Modavox for any purpose.

     (d) Except as otherwise provided herein, this Warrant and all rights hereunder are transferable by the registered holder hereof in person or by duly authorized attorney on the books of Modavox upon surrender of this Warrant, properly endorsed, to Modavox. Modavox may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

     (e) By acceptance of this Warrant the registered holder represents and warrants to Modavox that such holder is acquiring this Warrant and will acquire any shares of Common Stock issued upon the exercise of this Warrant for the holder's own account with the intent of holding such warrant or shares for investment and without the intent of participating directly or indirectly in a distribution of the same. Any certificates for Common Stock issued upon the exercise of this Warrant shall bear a legend similar to the legend appearing on the first page of this Warrant.

IN WITNESS WHEREOF, Modavox has caused this Warrant to be signed by its duly authorized officers and its corporation seal to be affixed hereto as of the date first written on.

MODAVOX, INC.

By:      /s/ DAVID IDE
         ---------------
         David J. Ide
         Chief Executive Officer

         ----------------------------------
         Date

ASSIGNMENT

              (To be Executed by the Registered Holder to effect a
                       Transfer of the foregoing Warrant)



         FOR VALUE RECEIVED, the undersigned hereby sells, and assigns and transfers unto the foregoing Warrant and the rights represented thereto to purchase shares of Common Stock of MODAVOX, INC., in accordance with the terms and conditions thereof, and does hereby irrevocably constitute and appoint

-------------------------------------- Attorney to transfer the said Warrant on the books of Modavox, with full power of substitution.



                                          By
--------------------------------          --------------------------------------
                                                       Signature







Address


Dated:  ______________________________
In the presence of:

                                SUBSCRIPTION FORM

       (To be Executed by the Registered Holder to Exercise the Rights to Purchase Stock evidenced by the foregoing Warrant)

TO:      MODAVOX, INC.

         The undersigned hereby exercises the right to purchase _______ shares of Common Stock covered by the attached Warrant in accordance with the terms and conditions thereof, and herewith makes payment of this Warrant Price of such shares in full.

         The undersigned represents and warrants to you that the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares.


                                       By: _____________________________
                                                Signature

                                       =================================
                                                Address


Dated: _________________

                                                                    EXHIBIT 10.2

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                WARRANT AGREEMENT

THIS WARRANT AND THE SHARES OF COMMON STOCK COVERED HEREBY (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW OR THE SECURITIES ACT OF 1933, AS AMENDED ("FEDERAL ACT") UPON RELIANCE OF EXEMPTIONS AVAILABLE THEREFOR. THE SECURITIES WILL BE ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED, NOR WILL ANY ASSIGNEE OR TRANSFEREE THEREOF BE RECOGNIZED BY MODAVOX, INC. AS HAVING ANY INTEREST IN SUCH SECURITIES IN THE ABSENCE OF (i) AN OPINION OF COUNSEL THAT THE TRANSACTION BY WHICH SUCH SECURITIES WILL BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED IS EXEMPT UNDER THE FEDERAL ACT, AND APPLICABLE STATE SECURITIES LAWS; OR (ii) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER THE FEDERAL ACT AND APPLICABLE STATE SECURITIES LAWS.

                                  MODAVOX, INC.
                          COMMON STOCK PURCHASE WARRANT

Warrant No. 51
No. of Shares:  200,000
Dated: May 4, 2006

         This certifies that, for value received, C & H Capital, Inc., hereinafter referred to as the registered holder or the "Holder," or successors and assigns, is entitled, subject to the terms and conditions hereinafter set forth, at or before 5:00 o'clock P.M., Eastern time, subject to adjustment upon the occurrence of the contingencies set forth, to purchase two hundred thousand (200,000) shares of $.0001 par value Common Stock (the "Common Stock") of Modavox, Inc., upon the exercise of this Warrant, at twenty five cents ($.25) per share (the "Warrant Price") and is subject to adjustments upon the occurrence of the contingencies set forth in this Warrant. The Holder and Modavox are hereinafter referred to collectively as the "Parties."

         Upon delivery of this Warrant with the subscription form annexed hereto, duly executed, together with payment of this Warrant Price for the shares of Common Stock thereby purchased, at the principal office of Modavox, 2617 S. 46th Street, Suite 300, Phoenix, Arizona 85034, or at such other address as Modavox may designate by notice in writing to the registered holder hereof, the registered holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock which may be issued upon the exercise of this Warrant will, upon issuance, be fully-paid and non-assessable and free from all taxes, liens and charges with respect thereto.

         This Warrant is subject to the following terms and conditions:

     1.   EXERCISE OF WARRANT.

          a. This Warrant may be exercised in whole at any time, or in any part from time to time, prior to 5:00 o'clock P.M., Eastern time, on or before May 4, 2009, but not thereafter, as to all or any part of the number of shares of Common Stock then subject hereto.

          b. In case of any partial exercise of this Warrant, Modavox shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant may not be exercised as to less than twenty five thousand (25,000) shares at any one time unless the number of shares purchased is the total number at the time available for purchase under this Warrant. This Warrant may be exercised only as to whole shares; fractional share interests will be disregarded except that they may be accumulated.

          c. The Board of Directors' authorizes the issuance of the Company's Common Stock pursuant to Securities and Exchange Commission Rule
               144. The subscriber is not an officer, director or more than 5% stockholder of the Company.

     2. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case Modavox shall at any time subdivide the outstanding shares of its Common Stock, this Warrant Price in effect immediately prior to such subdivision shall be proportionately decreased, and in case Modavox shall at any time combine the outstanding shares of its Common Stock, this Warrant Price in effect shall immediately prior to such combination be proportionately increased, effective from and after the record date of such subdivision or combination, as the case may be.

     3. NOTICE OF ADJUSTMENTS. Upon any adjustment of this Warrant Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then and in each such case, Modavox, within thirty (30) days thereafter, shall give written notice thereof to the registered holder of this Warrant at the address of such holder as shown on the books of Modavox, which notice shall state this Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. The holder of this Warrant shall have ten (10) days in which to review the proposed adjustment and to object to the proposed adjustment by notifying Modavox in writing of such objection, setting forth in reasonable detail the reasons for such objection. If the holder fails to object to the proposed adjustment during such ten (10) day period the proposed adjustment shall become final. If the holder objects to the proposed adjustment then Modavox and the holder shall attempt to reconcile their differences and if unable to do so such adjustment shall be determined by Modavox 's independent accountants whose determination shall be final.

     4. NOTICE OF EXERCISE OF WARRANT. This Warrant may be exercised by this Holder by a written notice signed by this Holder, and delivered or mailed to Modavox to the attention of the President. The notice shall specify the number of shares of Stock which this Holder elects to purchase hereunder, and be accompanied by (i) a certified or cashier's check payable to Modavox in payment of the total Exercise Price applicable to such shares as provided herein. Upon receipt of an such notice and accompanying payment, Modavox agrees to issue to this Holder stock certificates for the number of shares specified in such notice registered in the name of this Holder.

     5. CHARGES, TAXES AND EXPENSES. The issuance of certificates for shares of Common Stock upon any exercise of this Warrant shall be made without charge to the holder hereof for any tax or other expense in respect to the issuance of such certificates, all of which taxes and expenses shall be paid by Modavox, and such certificates shall be issued in the name of, or in such name or names as may be directed by, the holder of this Warrant; provided, however, that in the event that certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an instrument of transfer in form satisfactory to Modavox, duly executed by the holder hereof in person or by an attorney duly authorized in writing.

     6. CERTAIN OBLIGATIONS OF MODAVOX. Modavox will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the performance or observance of any of the covenants, stipulations or conditions to be performed or observed by Modavox, but will at all times in good faith assist, insofar as it is able, in the carrying out of all provisions of this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, Modavox agrees that it will not establish or increase the par value of the shares of any Common Stock which are at the time issuable upon exercise of this Warrant above the then prevailing Warrant Price hereunder and that, before taking any action which would cause an adjustment reducing this Warrant Price hereunder below the then par value, if any, of the shares of any Common Stock issuable upon exercise hereof, Modavox will take any corporate action which may, in the opinion of its counsel, be necessary in order that Modavox may validly and legally issue fully-paid and non-assessable shares of such Common Stock at this Warrant Price as so adjusted.

     7. CONTINUANCE OF ENGAGEMENT. Nothing contained in this Warrant shall confer upon this Holder any right to continue in the engagement of Modavox or constitute any contract or agreement of engagement. Nothing contained in this Warrant shall interfere in any way with the right of Modavox to (i) terminate the engagement of this Holder, or (ii) reduce the compensation received by this Holder from time to time, provided that nothing herein shall modify any written engagement or consulting agreement as may now exist or hereinafter be entered into between Holder and Modavox.

     8. Notices. All notices and other communications required or permitted under this Warrant will be delivered to the parties at the address set forth below their respective signature blocks, or at such other address that they hereafter designate by notice to all other parties in accordance with this Section. All notices and communications will be deemed to be received in accordance with the following: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of facsimile transmission, on the date on which the sender receives confirmation by facsimile transmission that such notice was received by the addressee, provided that a copy of such transmission is additionally sent by mail as set forth in (iv) below; (iii) in the case of overnight air courier, on the second business day following the day sent, with receipt confirmed by the courier; and (iv) in the case of mailing by first class certified mail, postage prepaid, return receipt requested, on the fifth business day following such mailing.

     9. COMPULSORY ARBITRATION. Any controversy, claim and/or dispute arising out of or relating to this Warrant or the breach hereof or subject matter hereof (including any action in tort) will be finally and fully settled by arbitration in Maricopa County, Arizona in accordance with the then-existing Commercial Arbitration Rules of the American Arbitration Association (the "AAA"), and judgment upon the award rendered by the arbitrators may be entered in any court having applicable jurisdiction. Written notice of demand for arbitration will be given to the other parties and to the AAA within six (6) months after the controversy, claim or dispute has arisen or be barred, and in no event after the date when the institution of court proceedings based on such dispute would be barred by the applicable statute of limitations. Controversies, claims and/or disputes will be resolved by one arbitrator selected by the mutual agreement of the parties or, failing that agreement within forty-five (45) days after written notice demanding arbitration, by the AAA. There will be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, and (ii) depositions of all Party witnesses. Depositions will be conducted in accordance with the rules or code of Civil Procedure of the jurisdiction in which the arbitration is conducted, and a court reporter will record all hearings, with such record constituting the official transcript of such proceedings. All decisions of the arbitrator will be in writing, and the arbitrator will provide reasons for the decision. Each of the Parties will bear its own respective attorney's fees and costs in accordance with any dispute or arbitration.

     10. GOVERNING LAW. This Warrant will be deemed to have been executed in the State of Delaware and will be governed and construed as to both substantive and procedural matters in accordance with the laws of the State of Delaware, but excepting (i) any State of Delaware rule which would result in judicial failure to enforce the arbitration provisions of Section 11 hereof or any portion thereof and (ii) any State of Delaware rule which would result in the application of the law of a jurisdiction other than the State of Delaware. Any dispute arising from this Warrant must be filed in the county in which the principal office of Modavox is located.

     11. COMPLETE AGREEMENT. This Warrant, along with the Network Host Agreement, contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter, and the Parties have made no agreements, representations or warranties relating to the subject matter of this Warrant which are not set forth herein. If a conflict is determined to exist among any of the aforementioned agreements, the terms of this Warrant will control.

     12. AMENDMENT. This Warrant may not be amended, modified, superseded, canceled or terminated, and any of the matters, covenants, representations, warranties or conditions hereof may not be waived, except by written instrument executed by the Parties or, in the case of a waiver, by such of the Parties to be charged with such waiver.

     13. WAIVER. The failure of either of the Parties to insist upon strict adherence to any term, condition or other provision of this Warrant will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Warrant.

     14. HEADINGS. The headings of this Warrant are solely for convenience of reference and will not affect its interpretation.

     15. SEVERABILITY. If any one clause or part of this Warrant is deemed invalid, unenforceable or illegal by the arbitrators or court of competent jurisdiction, then it is severed from this Warrant and the rest of this Warrant remains in full force and effect. Holder acknowledges the uncertainty of the law in this respect and expressly stipulates that this Warrant be given the construction which renders its

     16. FURTHER ASSURANCES. The Parties will sign such other instruments, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts.

     17. LEGAL COUNSEL. Holder hereby acknowledges that she has been advised that the party who drafted this Warrant on behalf of Modavox is a licensed attorney, that such party is representing Modavox's interests only and that Holder been urged to retain legal counsel to advise her.

     18.  MISCELLANEOUS.

          (a) Modavox covenants that it will at all times reserve and keep available, solely for the purpose of issue upon the exercise hereof, a sufficient number of shares of Common Stock to permit the exercise hereof in full and a sufficient number of shares of Common Stock to permit the conversion of all such shares of Common Stock.

          (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of Modavox and of the holder or holders hereof and of the Common Stock issued or issuable on the exercise hereof.

          (c) No holder of this Warrant, as such, shall be entitled under this Warrant to vote or receive dividends (except as provided in paragraph 2 hereof) or be deemed to be a stockholder of Modavox for any purpose.

          (d) Except as otherwise provided herein, this Warrant and all rights hereunder are transferable by the registered holder hereof in person or by duly authorized attorney on the books of Modavox upon surrender of this Warrant, properly endorsed, to Modavox. Modavox may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

          (e) By acceptance of this Warrant the registered holder represents and warrants to Modavox that such holder is acquiring this Warrant and will acquire any shares of Common Stock issued upon the exercise of this Warrant for the holder's own account with the intent of holding such warrant or shares for investment and without the intent of participating directly or indirectly in a distribution of the same. Any certificates for Common Stock issued upon the exercise of this Warrant shall bear a legend similar to the legend appearing on the first page of this Warrant.

IN WITNESS WHEREOF, Modavox has caused this Warrant to be signed by its duly authorized officers and its corporation seal to be affixed hereto as of the date first written on.

MODAVOX, INC.


By:      /S/ DAVID J. IDE
         --------------------
         David J. Ide
         Chief Executive Officer

         ----------------------------------
         Date

         ASSIGNMENT

              (To be Executed by the Registered Holder to effect a
                       Transfer of the foregoing Warrant)



         FOR VALUE RECEIVED, the undersigned hereby sells, and assigns and transfers unto the foregoing Warrant and the rights represented thereto to purchase shares of Common Stock of MODAVOX, INC., in accordance with the terms and conditions thereof, and does hereby irrevocably constitute and appoint

-------------------------------------- Attorney to transfer the said Warrant on the books of Modavox, with full power of substitution.



By:

         ---------------------------
         C & H Capital, Inc.


         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

         Dated:  __________________________________

In the presence of:


__________________________________

                                SUBSCRIPTION FORM

   (To be Executed by the Registered Holder to Exercise the Rights to Purchase
                    Stock evidenced by the foregoing Warrant)

TO:      MODAVOX, INC.

         The undersigned hereby exercises the right to purchase _______ shares of Common Stock covered by the attached Warrant in accordance with the terms and conditions thereof, and herewith makes payment of this Warrant Price of such shares in full.

         The undersigned represents and warrants to you that the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares.


By:
         ---------------------------



         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

Dated:  __________________________________

                                                                    EXHIBIT 10.3




                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                WARRANT AGREEMENT

THIS WARRANT AND THE SHARES OF COMMON STOCK COVERED HEREBY (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW OR THE SECURITIES ACT OF 1933, AS AMENDED ("FEDERAL ACT") UPON RELIANCE OF EXEMPTIONS AVAILABLE THEREFOR. THE SECURITIES WILL BE ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED, NOR WILL ANY ASSIGNEE OR TRANSFEREE THEREOF BE RECOGNIZED BY MODAVOX, INC. AS HAVING ANY INTEREST IN SUCH SECURITIES IN THE ABSENCE OF (i) AN OPINION OF COUNSEL THAT THE TRANSACTION BY WHICH SUCH SECURITIES WILL BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED IS EXEMPT UNDER THE FEDERAL ACT, AND APPLICABLE STATE SECURITIES LAWS; OR (ii) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER THE FEDERAL ACT AND APPLICABLE STATE SECURITIES LAWS.

                                  MODAVOX, INC.
                          COMMON STOCK PURCHASE WARRANT

Warrant No. 52
No. of Shares:  200,000
Dated:  February 28, 2006

         This certifies that, for value received, Dana LLC, hereinafter referred to as the registered holder or the "Holder," or successors and assigns, is entitled, subject to the terms and conditions hereinafter set forth, at or before 5:00 o'clock P.M., Eastern time, subject to adjustment upon the occurrence of the contingencies set forth, to purchase two hundred thousand (200,000) shares of $.0001 par value Common Stock (the "Common Stock") of Modavox, Inc., upon the exercise of this Warrant, at fifty cents ($.50) per share (the "Warrant Price") and is subject to adjustments upon the occurrence of the contingencies set forth in this Warrant. The Holder and Modavox are hereinafter referred to collectively as the "Parties."

         Upon delivery of this Warrant with the subscription form annexed hereto, duly executed, together with payment of this Warrant Price for the shares of Common Stock thereby purchased, at the principal office of Modavox, 2617 S. 46th Street, Suite 300, Phoenix, Arizona 85034, or at such other address as Modavox may designate by notice in writing to the registered holder hereof, the registered holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock which may be issued upon the exercise of this Warrant will, upon issuance, be fully-paid and non-assessable and free from all taxes, liens and charges with respect thereto.

         This Warrant is subject to the following terms and conditions:

     1.   EXERCISE OF WARRANT.

          a. This Warrant may be exercised in whole at any time, or in any part from time to time, prior to 5:00 o'clock P.M., Eastern time, on or before February 28, 2009, but not thereafter, as to all or any part of the number of shares of Common Stock then subject hereto.

          b. In case of any partial exercise of this Warrant, Modavox shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant may not be exercised as to less than twenty five thousand (25,000) shares at any one time unless the number of shares purchased is the total number at the time available for purchase under this Warrant. This Warrant may be exercised only as to whole shares; fractional share interests will be disregarded except that they may be accumulated.

          c. The Board of Directors' authorizes the issuance of the Company's Common Stock pursuant to Securities and Exchange Commission Rule
               144. The subscriber is not an officer, director or more than 5% stockholder of the Company.

     2. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case Modavox shall at any time subdivide the outstanding shares of its Common Stock, this Warrant Price in effect immediately prior to such subdivision shall be proportionately decreased, and in case Modavox shall at any time combine the outstanding shares of its Common Stock, this Warrant Price in effect shall immediately prior to such combination be proportionately increased, effective from and after the record date of such subdivision or combination, as the case may be.

     3. NOTICE OF ADJUSTMENTS. Upon any adjustment of this Warrant Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then and in each such case, Modavox, within thirty (30) days thereafter, shall give written notice thereof to the registered holder of this Warrant at the address of such holder as shown on the books of Modavox, which notice shall state this Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. The holder of this Warrant shall have ten (10) days in which to review the proposed adjustment and to object to the proposed adjustment by notifying Modavox in writing of such objection, setting forth in reasonable detail the reasons for such objection. If the holder fails to object to the proposed adjustment during such ten (10) day period the proposed adjustment shall become final. If the holder objects to the proposed adjustment then Modavox and the holder shall attempt to reconcile their differences and if unable to do so such adjustment shall be determined by Modavox 's independent accountants whose determination shall be final.

     4. NOTICE OF EXERCISE OF WARRANT. This Warrant may be exercised by this Holder by a written notice signed by this Holder, and delivered or mailed to Modavox to the attention of the President. The notice shall specify the number of shares of Stock which this Holder elects to purchase hereunder, and be accompanied by (i) a certified or cashier's check payable to Modavox in payment of the total Exercise Price applicable to such shares as provided herein. Upon receipt of an such notice and accompanying payment, Modavox agrees to issue to this Holder stock certificates for the number of shares specified in such notice registered in the name of this Holder.

     5. CHARGES, TAXES AND EXPENSES. The issuance of certificates for shares of Common Stock upon any exercise of this Warrant shall be made without charge to the holder hereof for any tax or other expense in respect to the issuance of such certificates, all of which taxes and expenses shall be paid by Modavox, and such certificates shall be issued in the name of, or in such name or names as may be directed by, the holder of this Warrant; provided, however, that in the event that certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an instrument of transfer in form satisfactory to Modavox, duly executed by the holder hereof in person or by an attorney duly authorized in writing.

     6. CERTAIN OBLIGATIONS OF MODAVOX. Modavox will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the performance or observance of any of the covenants, stipulations or conditions to be performed or observed by Modavox, but will at all times in good faith assist, insofar as it is able, in the carrying out of all provisions of this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, Modavox agrees that it will not establish or increase the par value of the shares of any Common Stock which are at the time issuable upon exercise of this Warrant above the then prevailing Warrant Price hereunder and that, before taking any action which would cause an adjustment reducing this Warrant Price hereunder below the then par value, if any, of the shares of any Common Stock issuable upon exercise hereof, Modavox will take any corporate action which may, in the opinion of its counsel, be necessary in order that Modavox may validly and legally issue fully-paid and non-assessable shares of such Common Stock at this Warrant Price as so adjusted.

     7. CONTINUANCE OF ENGAGEMENT. Nothing contained in this Warrant shall confer upon this Holder any right to continue in the engagement of Modavox or constitute any contract or agreement of engagement. Nothing contained in this Warrant shall interfere in any way with the right of Modavox to (i) terminate the engagement of this Holder, or (ii) reduce the compensation received by this Holder from time to time, provided that nothing herein shall modify any written engagement or consulting agreement as may now exist or hereinafter be entered into between Holder and Modavox.

     8. Notices. All notices and other communications required or permitted under this Warrant will be delivered to the parties at the address set forth below their respective signature blocks, or at such other address that they hereafter designate by notice to all other parties in accordance with this Section. All notices and communications will be deemed to be received in accordance with the following: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of facsimile transmission, on the date on which the sender receives confirmation by facsimile transmission that such notice was received by the addressee, provided that a copy of such transmission is additionally sent by mail as set forth in (iv) below; (iii) in the case of overnight air courier, on the second business day following the day sent, with receipt confirmed by the courier; and (iv) in the case of mailing by first class certified mail, postage prepaid, return receipt requested, on the fifth business day following such mailing.

     9. COMPULSORY ARBITRATION. Any controversy, claim and/or dispute arising out of or relating to this Warrant or the breach hereof or subject matter hereof (including any action in tort) will be finally and fully settled by arbitration in Maricopa County, Arizona in accordance with the then-existing Commercial Arbitration Rules of the American Arbitration Association (the "AAA"), and judgment upon the award rendered by the arbitrators may be entered in any court having applicable jurisdiction. Written notice of demand for arbitration will be given to the other parties and to the AAA within six (6) months after the controversy, claim or dispute has arisen or be barred, and in no event after the date when the institution of court proceedings based on such dispute would be barred by the applicable statute of limitations. Controversies, claims and/or disputes will be resolved by one arbitrator selected by the mutual agreement of the parties or, failing that agreement within forty-five (45) days after written notice demanding arbitration, by the AAA. There will be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, and (ii) depositions of all Party witnesses. Depositions will be conducted in accordance with the rules or code of Civil Procedure of the jurisdiction in which the arbitration is conducted, and a court reporter will record all hearings, with such record constituting the official transcript of such proceedings. All decisions of the arbitrator will be in writing, and the arbitrator will provide reasons for the decision. Each of the Parties will bear its own respective attorney's fees and costs in accordance with any dispute or arbitration.

     10. GOVERNING LAW. This Warrant will be deemed to have been executed in the State of Delaware and will be governed and construed as to both substantive and procedural matters in accordance with the laws of the State of Delaware, but excepting (i) any State of

               Delaware rule which would result in judicial failure to enforce the arbitration provisions of Section 11 hereof or any portion thereof and (ii) any State of Delaware rule which would result in the application of the law of a jurisdiction other than the State of Delaware. Any dispute arising from this Warrant must be filed in the county in which the principal office of Modavox is located.

          11. COMPLETE AGREEMENT. This Warrant, along with the Network Host Agreement, contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter, and the Parties have made no agreements, representations or warranties relating to the subject matter of this Warrant which are not set forth herein. If a conflict is determined to exist among any of the aforementioned agreements, the terms of this Warrant will control.

          12. AMENDMENT. This Warrant may not be amended, modified, superseded, canceled or terminated, and any of the matters, covenants, representations, warranties or conditions hereof may not be waived, except by written instrument executed by the Parties or, in the case of a waiver, by such of the Parties to be charged with such waiver.

     13. WAIVER. The failure of either of the Parties to insist upon strict adherence to any term, condition or other provision of this Warrant will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Warrant.

     14. HEADINGS. The headings of this Warrant are solely for convenience of reference and will not affect its interpretation.

     15. SEVERABILITY. If any one clause or part of this Warrant is deemed invalid, unenforceable or illegal by the arbitrators or court of competent jurisdiction, then it is severed from this Warrant and the rest of this Warrant remains in full force and effect. Holder acknowledges the uncertainty of the law in this respect and expressly stipulates that this Warrant be given the construction which renders its

     16. FURTHER ASSURANCES. The Parties will sign such other instruments, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts.

     17. LEGAL COUNSEL. Holder hereby acknowledges that she has been advised that the party who drafted this Warrant on behalf of Modavox is a licensed attorney, that such party is representing Modavox's interests only and that Holder been urged to retain legal counsel to advise her.

     18.  MISCELLANEOUS.

          (a) Modavox covenants that it will at all times reserve and keep available, solely for the purpose of issue upon the exercise hereof, a sufficient number of shares of Common Stock to permit the exercise hereof in full and a sufficient number of shares of Common Stock to permit the conversion of all such shares of Common Stock.

          (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of Modavox and of the holder or holders hereof and of the Common Stock issued or issuable on the exercise hereof.

          (c) No holder of this Warrant, as such, shall be entitled under this Warrant to vote or receive dividends (except as provided in paragraph 2 hereof) or be deemed to be a stockholder of Modavox for any purpose.

          (d) Except as otherwise provided herein, this Warrant and all rights hereunder are transferable by the registered holder hereof in person or by duly authorized attorney on the books of Modavox upon surrender of this Warrant, properly endorsed, to Modavox. Modavox may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

          (e) By acceptance of this Warrant the registered holder represents and warrants to Modavox that such holder is acquiring this Warrant and will acquire any shares of Common Stock issued upon the exercise of this Warrant for the holder's own account with the intent of holding such warrant or shares for investment and without the intent of participating directly or indirectly in a distribution of the same. Any certificates for Common Stock issued upon the exercise of this Warrant shall bear a legend similar to the legend appearing on the first page of this Warrant.

IN WITNESS WHEREOF, Modavox has caused this Warrant to be signed by its duly authorized officers and its corporation seal to be affixed hereto as of the date first written on.

MODAVOX, INC.
By:      [GRAPHIC OMITTED][GRAPHIC OMITTED][OBJECT OMITTED]


         /S/ DAVID J. IDE
         --------------------------
         David J. Ide
         Chief Executive Officer

         ----------------------------------
         Date

         ASSIGNMENT

              (To be Executed by the Registered Holder to effect a
                       Transfer of the foregoing Warrant)



         FOR VALUE RECEIVED, the undersigned hereby sells, and assigns and transfers unto the foregoing Warrant and the rights represented thereto to purchase shares of Common Stock of MODAVOX, INC., in accordance with the terms and conditions thereof, and does hereby irrevocably constitute and appoint
--------------------------------------
Attorney to transfer the said Warrant on the books of Modavox, with full power of substitution.



By:      __________________________________
         Dana LLC


         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

         Dated:  __________________________________

In the presence of:


__________________________________

                                SUBSCRIPTION FORM

   (To be Executed by the Registered Holder to Exercise the Rights to Purchase
                    Stock evidenced by the foregoing Warrant)

TO:      MODAVOX, INC.

         The undersigned hereby exercises the right to purchase _______ shares of Common Stock covered by the attached Warrant in accordance with the terms and conditions thereof, and herewith makes payment of this Warrant Price of such shares in full.

         The undersigned represents and warrants to you that the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares.


By:
         ---------------------------



         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

Dated:  __________________________________

                                                                    EXHIBIT 10.4



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                WARRANT AGREEMENT

THIS WARRANT AND THE SHARES OF COMMON STOCK COVERED HEREBY (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW OR THE SECURITIES ACT OF 1933, AS AMENDED ("FEDERAL ACT") UPON RELIANCE OF EXEMPTIONS AVAILABLE THEREFOR. THE SECURITIES WILL BE ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED, NOR WILL ANY ASSIGNEE OR TRANSFEREE THEREOF BE RECOGNIZED BY MODAVOX, INC. AS HAVING ANY INTEREST IN SUCH SECURITIES IN THE ABSENCE OF (i) AN OPINION OF COUNSEL THAT THE TRANSACTION BY WHICH SUCH SECURITIES WILL BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED IS EXEMPT UNDER THE FEDERAL ACT, AND APPLICABLE STATE SECURITIES LAWS; OR (ii) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER THE FEDERAL ACT AND APPLICABLE STATE SECURITIES LAWS.

                                  MODAVOX, INC.
                          COMMON STOCK PURCHASE WARRANT

Warrant No. 54
No. of Shares:  500,000
Dated:  May 29, 2005

         This certifies that, for value received, Dennis Postma, hereinafter referred to as the registered holder or the "Holder," or successors and assigns, is entitled, subject to the terms and conditions hereinafter set forth, at or before 5:00 o'clock P.M., Eastern time, subject to adjustment upon the occurrence of the contingencies set forth, to purchase five hundred thousand (500,000) shares of $.0001 par value Common Stock (the "Common Stock") of Modavox, Inc., upon the exercise of this Warrant, at twenty five cents ($.25) per share (the "Warrant Price") and is subject to adjustments upon the occurrence of the contingencies set forth in this Warrant.
 The Holder and Modavox are hereinafter referred to collectively as the "Parties."

         Upon delivery of this Warrant with the subscription form annexed hereto, duly executed, together with payment of this Warrant Price for the shares of Common Stock thereby purchased, at the principal office of Modavox, 2617 S. 46th Street, Suite 300, Phoenix, Arizona 85034, or at such other address as Modavox may designate by notice in writing to the registered holder hereof, the registered holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock which may be issued upon the exercise of this Warrant will, upon issuance, be fully-paid and non-assessable and free from all taxes, liens and charges with respect thereto.

         This Warrant is subject to the following terms and conditions:

     1.   EXERCISE OF WARRANT.

          a. This Warrant may be exercised in whole at any time, or in any part from time to time, prior to 5:00 o'clock P.M., Eastern time, on or before May 29, 2008, but not thereafter, as to all or any part of the number of shares of Common Stock then subject hereto.

          b. In case of any partial exercise of this Warrant, Modavox shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant may not be exercised as to less than twenty five thousand (25,000) shares at any one time unless the number of shares purchased is the total number at the time available for purchase under this Warrant. This Warrant may be exercised only as to whole shares; fractional share interests will be disregarded except that they may be accumulated.

          c. The Board of Directors' authorizes the issuance of the Company's Common Stock pursuant to Securities and Exchange Commission Rule
               144. The subscriber is not an officer, director or more than 5% stockholder of the Company.

     2. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case Modavox shall at any time subdivide the outstanding shares of its Common Stock, this Warrant Price in effect immediately prior to such subdivision shall be proportionately decreased, and in case Modavox shall at any time combine the outstanding shares of its Common Stock, this Warrant Price in effect shall immediately prior to such combination be proportionately increased, effective from and after the record date of such subdivision or combination, as the case may be.

     3. NOTICE OF ADJUSTMENTS. Upon any adjustment of this Warrant Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then and in each such case, Modavox, within thirty (30) days thereafter, shall give written notice thereof to the registered holder of this Warrant at the address of such holder as shown on the books of Modavox, which notice shall state this Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. The holder of this Warrant shall have ten (10) days in which to review the proposed adjustment and to object to the proposed adjustment by notifying Modavox in writing of such objection, setting forth in reasonable detail the reasons for such objection. If the holder fails to object to the proposed adjustment during such ten (10) day period the proposed adjustment shall become final. If the holder objects to the proposed adjustment then Modavox and the holder shall attempt to reconcile their differences and if unable to do so such adjustment shall be determined by Modavox 's independent accountants whose determination shall be final.

     4. NOTICE OF EXERCISE OF WARRANT. This Warrant may be exercised by this Holder by a written notice signed by this Holder, and delivered or mailed to Modavox to the attention of the President. The notice shall specify the number of shares of Stock which this Holder elects to purchase hereunder, and be accompanied by (i) a certified or cashier's check payable to Modavox in payment of the total Exercise Price applicable to such shares as provided herein. Upon receipt of an such notice and accompanying payment, Modavox agrees to issue to this Holder stock certificates for the number of shares specified in such notice registered in the name of this Holder.

     5. CHARGES, TAXES AND EXPENSES. The issuance of certificates for shares of Common Stock upon any exercise of this Warrant shall be made without charge to the holder hereof for any tax or other expense in respect to the issuance of such certificates, all of which taxes and expenses shall be paid by Modavox, and such certificates shall be issued in the name of, or in such name or names as may be directed by, the holder of this Warrant; provided, however, that in the event that certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an instrument of transfer in form satisfactory to Modavox, duly executed by the holder hereof in person or by an attorney duly authorized in writing.

     6. CERTAIN OBLIGATIONS OF MODAVOX. Modavox will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the performance or observance of any of the covenants, stipulations or conditions to be performed or observed by Modavox, but will at all times in good faith assist, insofar as it is able, in the carrying out of all provisions of this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, Modavox agrees that it will not establish or increase the par value of the shares of any Common Stock which are at the time issuable upon exercise of this Warrant above the then prevailing Warrant Price hereunder and that, before taking any action which would cause an adjustment reducing this Warrant Price hereunder below the then par value, if any, of the shares of any Common Stock issuable upon exercise hereof, Modavox will take any corporate action which may, in the opinion of its counsel, be necessary in order that Modavox may validly and legally issue fully-paid and non-assessable shares of such Common Stock at this Warrant Price as so adjusted.

     7. CONTINUANCE OF ENGAGEMENT. Nothing contained in this Warrant shall confer upon this Holder any right to continue in the engagement of Modavox or constitute any contract or agreement of engagement. Nothing contained in this Warrant shall interfere in any way with the right of Modavox to (i) terminate the engagement of this Holder, or (ii) reduce the compensation received by this Holder from time to time, provided that nothing herein shall modify any written engagement or consulting agreement as may now exist or hereinafter be entered into between Holder and Modavox.

     8. Notices. All notices and other communications required or permitted under this Warrant will be delivered to the parties at the address set forth below their respective signature blocks, or at such other address that they hereafter designate by notice to all other parties in accordance with this Section. All notices and communications will be deemed to be received in accordance with the following: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of facsimile transmission, on the date on which the sender receives confirmation by facsimile transmission that such notice was received by the addressee, provided that a copy of such transmission is additionally sent by mail as set forth in (iv) below; (iii) in the case of overnight air courier, on the second business day following the day sent, with receipt confirmed by the courier; and (iv) in the case of mailing by first class certified mail, postage prepaid, return receipt requested, on the fifth business day following such mailing.

     9. COMPULSORY ARBITRATION. Any controversy, claim and/or dispute arising out of or relating to this Warrant or the breach hereof or subject matter hereof (including any action in tort) will be finally and fully settled by arbitration in Maricopa County, Arizona in accordance with the then-existing Commercial Arbitration Rules of the American Arbitration Association (the "AAA"), and judgment upon the award rendered by the arbitrators may be entered in any court having applicable jurisdiction. Written notice of demand for arbitration will be given to the other parties and to the AAA within six (6) months after the controversy, claim or dispute has arisen or be barred, and in no event after the date when the institution of court proceedings based on such dispute would be barred by the applicable statute of limitations. Controversies, claims and/or disputes will be resolved by one arbitrator selected by the mutual agreement of the parties or, failing that agreement within forty-five (45) days after written notice demanding arbitration, by the AAA. There will be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, and (ii) depositions of all Party witnesses. Depositions will be conducted in accordance with the rules or code of Civil Procedure of the jurisdiction in which the arbitration is conducted, and a court reporter will record all hearings, with such record constituting the official transcript of such proceedings. All decisions of the arbitrator will be in writing, and the arbitrator will provide reasons for the decision. Each of the Parties will bear its own respective attorney's fees and costs in accordance with any dispute or arbitration.

     10. GOVERNING LAW. This Warrant will be deemed to have been executed in the State of Delaware and will be governed and construed as to both substantive and procedural matters in accordance with the laws of the State of Delaware, but excepting (i) any State of Delaware rule which would result in judicial failure to enforce the arbitration provisions of Section 11 hereof or any portion thereof and (ii) any State of

          Delaware rule which would result in the application of the law of a jurisdiction other than the State of Delaware. Any dispute arising from this Warrant must be filed in the county in which the principal office of Modavox is located.

     11. COMPLETE AGREEMENT. This Warrant, along with the Network Host Agreement, contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter, and the Parties have made no agreements, representations or warranties relating to the subject matter of this Warrant which are not set forth herein. If a conflict is determined to exist among any of the aforementioned agreements, the terms of this Warrant will control.

     12. AMENDMENT. This Warrant may not be amended, modified, superseded, canceled or terminated, and any of the matters, covenants, representations, warranties or conditions hereof may not be waived, except by written instrument executed by the Parties or, in the case of a waiver, by such of the Parties to be charged with such waiver.

     13. WAIVER. The failure of either of the Parties to insist upon strict adherence to any term, condition or other provision of this Warrant will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Warrant.

     14. HEADINGS. The headings of this Warrant are solely for convenience of reference and will not affect its interpretation.

     15. SEVERABILITY. If any one clause or part of this Warrant is deemed invalid, unenforceable or illegal by the arbitrators or court of competent jurisdiction, then it is severed from this Warrant and the rest of this Warrant remains in full force and effect. Holder acknowledges the uncertainty of the law in this respect and expressly stipulates that this Warrant be given the construction which renders its

     16. FURTHER ASSURANCES. The Parties will sign such other instruments, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts.

     17. LEGAL COUNSEL. Holder hereby acknowledges that she has been advised that the party who drafted this Warrant on behalf of Modavox is a licensed attorney, that such party is representing Modavox's interests only and that Holder been urged to retain legal counsel to advise her.

     18.  MISCELLANEOUS.

          (a) Modavox covenants that it will at all times reserve and keep available, solely for the purpose of issue upon the exercise hereof, a sufficient number of shares of Common Stock to permit the exercise hereof in full and a sufficient number of shares of Common Stock to permit the conversion of all such shares of Common Stock.

          (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of Modavox and of the holder or holders hereof and of the Common Stock issued or issuable on the exercise hereof.

          (c) No holder of this Warrant, as such, shall be entitled under this Warrant to vote or receive dividends (except as provided in paragraph 2 hereof) or be deemed to be a stockholder of Modavox for any purpose.

          (d) Except as otherwise provided herein, this Warrant and all rights hereunder are transferable by the registered holder hereof in person or by duly authorized attorney on the books of Modavox upon surrender of this Warrant, properly endorsed, to Modavox. Modavox may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

          (e) By acceptance of this Warrant the registered holder represents and warrants to Modavox that such holder is acquiring this Warrant and will acquire any shares of Common Stock issued upon the exercise of this Warrant for the holder's own account with the intent of holding such warrant or shares for investment and without the intent of participating directly or indirectly in a distribution of the same. Any certificates for Common Stock issued upon the exercise of this Warrant shall bear a legend similar to the legend appearing on the first page of this Warrant.

IN WITNESS WHEREOF, Modavox has caused this Warrant to be signed by its duly authorized officers and its corporation seal to be affixed hereto as of the date first written on.

MODAVOX, INC.
By:
           /S/ DAVID J. IDE
         --------------------------
         David J. Ide
         Chief Executive Officer

         ----------------------------------
         Date

         ASSIGNMENT

              (To be Executed by the Registered Holder to effect a
                       Transfer of the foregoing Warrant)



         FOR VALUE RECEIVED, the undersigned hereby sells, and assigns and transfers unto the foregoing Warrant and the rights represented thereto to purchase shares of Common Stock of MODAVOX, INC., in accordance with the terms and conditions thereof, and does hereby irrevocably constitute and appoint
--------------------------------------
Attorney to transfer the said Warrant on the books of Modavox, with full power of substitution.



By:      __________________________________
         Dennis Postma


         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

         Dated:  __________________________________

In the presence of:


__________________________________

                                SUBSCRIPTION FORM

   (To be Executed by the Registered Holder to Exercise the Rights to Purchase
                    Stock evidenced by the foregoing Warrant)

TO:      MODAVOX, INC.

         The undersigned hereby exercises the right to purchase _______ shares of Common Stock covered by the attached Warrant in accordance with the terms and conditions thereof, and herewith makes payment of this Warrant Price of such shares in full.

         The undersigned represents and warrants to you that the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares.


By:
         ---------------------------



         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

Dated:  __________________________________

                                                                    EXHIBIT 10.5

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                WARRANT AGREEMENT

THIS WARRANT AND THE SHARES OF COMMON STOCK COVERED HEREBY (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAW OR THE SECURITIES ACT OF 1933, AS AMENDED ("FEDERAL ACT") UPON RELIANCE OF EXEMPTIONS AVAILABLE THEREFOR. THE SECURITIES WILL BE ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED, NOR WILL ANY ASSIGNEE OR TRANSFEREE THEREOF BE RECOGNIZED BY MODAVOX, INC. AS HAVING ANY INTEREST IN SUCH SECURITIES IN THE ABSENCE OF (i) AN OPINION OF COUNSEL THAT THE TRANSACTION BY WHICH SUCH SECURITIES WILL BE OFFERED FOR SALE, HYPOTHECATED, SOLD OR TRANSFERRED IS EXEMPT UNDER THE FEDERAL ACT, AND APPLICABLE STATE SECURITIES LAWS; OR (ii) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER THE FEDERAL ACT AND APPLICABLE STATE SECURITIES LAWS.

                                  MODAVOX, INC.
                          COMMON STOCK PURCHASE WARRANT

Warrant No. 55
No. of Shares:  100,000
Dated:  June 16, 2005

         This certifies that, for value received, Dana LLC, hereinafter referred to as the registered holder or the "Holder," or successors and assigns, is entitled, subject to the terms and conditions hereinafter set forth, at or before 5:00 o'clock P.M., Eastern time, subject to adjustment upon the occurrence of the contingencies set forth, to purchase one hundred thousand (100,000) shares of $.0001 par value Common Stock (the "Common Stock") of Modavox, Inc., upon the exercise of this Warrant, at fifty cents ($.50) per share (the "Warrant Price") and is subject to adjustments upon the occurrence of the contingencies set forth in this Warrant. The Holder and Modavox are hereinafter referred to collectively as the "Parties."

         Upon delivery of this Warrant with the subscription form annexed hereto, duly executed, together with payment of this Warrant Price for the shares of Common Stock thereby purchased, at the principal office of Modavox, 2617 S. 46th Street, Suite 300, Phoenix, Arizona 85034, or at such other address as Modavox may designate by notice in writing to the registered holder hereof, the registered holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock which may be issued upon the exercise of this Warrant will, upon issuance, be fully-paid and non-assessable and free from all taxes, liens and charges with respect thereto.

         This Warrant is subject to the following terms and conditions:

     1.   EXERCISE OF WARRANT.

          a. This Warrant may be exercised in whole at any time, or in any part from time to time, prior to 5:00 o'clock P.M., Eastern time, on or before June 16, 2008, but not thereafter, as to all or any part of the number of shares of Common Stock then subject hereto.

          b. In case of any partial exercise of this Warrant, Modavox shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant may not be exercised as to less than twenty five thousand (25,000) shares at any one time unless the number of shares purchased is the total number at the time available for purchase under this Warrant. This Warrant may be exercised only as to whole shares; fractional share interests will be disregarded except that they may be accumulated.

          c. The Board of Directors' authorizes the issuance of the Company's Common Stock pursuant to Securities and Exchange Commission Rule
               144. The subscriber is not an officer, director or more than 5% stockholder of the Company.

     2. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case Modavox shall at any time subdivide the outstanding shares of its Common Stock, this Warrant Price in effect immediately prior to such subdivision shall be proportionately decreased, and in case Modavox shall at any time combine the outstanding shares of its Common Stock, this Warrant Price in effect shall immediately prior to such combination be proportionately increased, effective from and after the record date of such subdivision or combination, as the case may be.

     3. NOTICE OF ADJUSTMENTS. Upon any adjustment of this Warrant Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then and in each such case, Modavox, within thirty (30) days thereafter, shall give written notice thereof to the registered holder of this Warrant at the address of such holder as shown on the books of Modavox, which notice shall state this Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. The holder of this Warrant shall have ten (10) days in which to review the proposed adjustment and to object to the proposed adjustment by notifying Modavox in writing of such objection, setting forth in reasonable detail the reasons for such objection. If the holder fails to object to the proposed adjustment during such ten (10) day period the proposed adjustment shall become final. If the holder objects to the proposed adjustment then Modavox and the holder shall attempt to reconcile their differences and if unable to do so such adjustment shall be determined by Modavox 's independent accountants whose determination shall be final.

     4. NOTICE OF EXERCISE OF WARRANT. This Warrant may be exercised by this Holder by a written notice signed by this Holder, and delivered or mailed to Modavox to the attention of the President. The notice shall specify the number of shares of Stock which this Holder elects to purchase hereunder, and be accompanied by (i) a certified or cashier's check payable to Modavox in payment of the total Exercise Price applicable to such shares as provided herein. Upon receipt of an such notice and accompanying payment, Modavox agrees to issue to this Holder stock certificates for the number of shares specified in such notice registered in the name of this Holder.

     5. CHARGES, TAXES AND EXPENSES. The issuance of certificates for shares of Common Stock upon any exercise of this Warrant shall be made without charge to the holder hereof for any tax or other expense in respect to the issuance of such certificates, all of which taxes and expenses shall be paid by Modavox, and such certificates shall be issued in the name of, or in such name or names as may be directed by, the holder of this Warrant; provided, however, that in the event that certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an instrument of transfer in form satisfactory to Modavox, duly executed by the holder hereof in person or by an attorney duly authorized in writing.

     6. CERTAIN OBLIGATIONS OF MODAVOX. Modavox will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the performance or observance of any of the covenants, stipulations or conditions to be performed or observed by Modavox, but will at all times in good faith assist, insofar as it is able, in the carrying out of all provisions of this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, Modavox agrees that it will not establish or increase the par value of the shares of any Common Stock which are at the time issuable upon exercise of this Warrant above the then prevailing Warrant Price hereunder and that, before taking any action which would cause an adjustment reducing this Warrant Price hereunder below the then par value, if any, of the shares of any Common Stock issuable upon exercise hereof, Modavox will take any corporate action which may, in the opinion of its counsel, be necessary in order that Modavox may validly and legally issue fully-paid and non-assessable shares of such Common Stock at this Warrant Price as so adjusted.

     7. CONTINUANCE OF ENGAGEMENT. Nothing contained in this Warrant shall confer upon this Holder any right to continue in the engagement of Modavox or constitute any contract or agreement of engagement. Nothing contained in this Warrant shall interfere in any way with the right of Modavox to (i) terminate the engagement of this Holder, or (ii) reduce the compensation received by this Holder from time to time, provided that nothing herein shall modify any written engagement or consulting agreement as may now exist or hereinafter be entered into between Holder and Modavox.

     8. Notices. All notices and other communications required or permitted under this Warrant will be delivered to the parties at the address set forth below their respective signature blocks, or at such other address that they hereafter designate by notice to all other parties in accordance with this Section. All notices and communications will be deemed to be received in accordance with the following: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of facsimile transmission, on the date on which the sender receives confirmation by facsimile transmission that such notice was received by the addressee, provided that a copy of such transmission is additionally sent by mail as set forth in (iv) below; (iii) in the case of overnight air courier, on the second business day following the day sent, with receipt confirmed by the courier; and (iv) in the case of mailing by first class certified mail, postage prepaid, return receipt requested, on the fifth business day following such mailing.

     9. COMPULSORY ARBITRATION. Any controversy, claim and/or dispute arising out of or relating to this Warrant or the breach hereof or subject matter hereof (including any action in tort) will be finally and fully settled by arbitration in Maricopa County, Arizona in accordance with the then-existing Commercial Arbitration Rules of the American Arbitration Association (the "AAA"), and judgment upon the award rendered by the arbitrators may be entered in any court having applicable jurisdiction. Written notice of demand for arbitration will be given to the other parties and to the AAA within six (6) months after the controversy, claim or dispute has arisen or be barred, and in no event after the date when the institution of court proceedings based on such dispute would be barred by the applicable statute of limitations. Controversies, claims and/or disputes will be resolved by one arbitrator selected by the mutual agreement of the parties or, failing that agreement within forty-five (45) days after written notice demanding arbitration, by the AAA. There will be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, and (ii) depositions of all Party witnesses. Depositions will be conducted in accordance with the rules or code of Civil Procedure of the jurisdiction in which the arbitration is conducted, and a court reporter will record all hearings, with such record constituting the official transcript of such proceedings. All decisions of the arbitrator will be in writing, and the arbitrator will provide reasons for the decision. Each of the Parties will bear its own respective attorney's fees and costs in accordance with any dispute or arbitration.

     10. GOVERNING LAW. This Warrant will be deemed to have been executed in the State of Delaware and will be governed and construed as to both substantive and procedural matters in accordance with the laws of the State of Delaware, but excepting (i) any State of Delaware rule which would result in judicial failure to enforce the arbitration provisions of Section 11 hereof or any portion thereof and (ii) any State of

          Delaware rule which would result in the application of the law of a jurisdiction other than the State of Delaware. Any dispute arising from this Warrant must be filed in the county in which the principal office of Modavox is located.

     11. COMPLETE AGREEMENT. This Warrant, along with the Network Host Agreement, contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter, and the Parties have made no agreements, representations or warranties relating to the subject matter of this Warrant which are not set forth herein. If a conflict is determined to exist among any of the aforementioned agreements, the terms of this Warrant will control.

     12. AMENDMENT. This Warrant may not be amended, modified, superseded, canceled or terminated, and any of the matters, covenants, representations, warranties or conditions hereof may not be waived, except by written instrument executed by the Parties or, in the case of a waiver, by such of the Parties to be charged with such waiver.

     13. WAIVER. The failure of either of the Parties to insist upon strict adherence to any term, condition or other provision of this Warrant will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Warrant.

     14. HEADINGS. The headings of this Warrant are solely for convenience of reference and will not affect its interpretation.

     15. SEVERABILITY. If any one clause or part of this Warrant is deemed invalid, unenforceable or illegal by the arbitrators or court of competent jurisdiction, then it is severed from this Warrant and the rest of this Warrant remains in full force and effect. Holder acknowledges the uncertainty of the law in this respect and expressly stipulates that this Warrant be given the construction which renders its

     16. FURTHER ASSURANCES. The Parties will sign such other instruments, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts.

     17. LEGAL COUNSEL. Holder hereby acknowledges that she has been advised that the party who drafted this Warrant on behalf of Modavox is a licensed attorney, that such party is representing Modavox's interests only and that Holder been urged to retain legal counsel to advise her.

     18.  MISCELLANEOUS.

          (a) Modavox covenants that it will at all times reserve and keep available, solely for the purpose of issue upon the exercise hereof, a sufficient number of shares of Common Stock to permit the exercise hereof in full and a sufficient number of shares of Common Stock to permit the conversion of all such shares of Common Stock.

          (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of Modavox and of the holder or holders hereof and of the Common Stock issued or issuable on the exercise hereof.

          (c) No holder of this Warrant, as such, shall be entitled under this Warrant to vote or receive dividends (except as provided in paragraph 2 hereof) or be deemed to be a stockholder of Modavox for any purpose.

          (d) Except as otherwise provided herein, this Warrant and all rights hereunder are transferable by the registered holder hereof in person or by duly authorized attorney on the books of Modavox upon surrender of this Warrant, properly endorsed, to Modavox. Modavox may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

          (e) By acceptance of this Warrant the registered holder represents and warrants to Modavox that such holder is acquiring this Warrant and will acquire any shares of Common Stock issued upon the exercise of this Warrant for the holder's own account with the intent of holding such warrant or shares for investment and without the intent of participating directly or indirectly in a distribution of the same. Any certificates for Common Stock issued upon the exercise of this Warrant shall bear a legend similar to the legend appearing on the first page of this Warrant.

IN WITNESS WHEREOF, Modavox has caused this Warrant to be signed by its duly authorized officers and its corporation seal to be affixed hereto as of the date first written on.

MODAVOX, INC.
By:
          /S/ DAVID J. IDE
         --------------------------
         David J. Ide
         Chief Executive Officer

         ----------------------------------
         Date

         ASSIGNMENT

              (To be Executed by the Registered Holder to effect a
                       Transfer of the foregoing Warrant)



         FOR VALUE RECEIVED, the undersigned hereby sells, and assigns and transfers unto the foregoing Warrant and the rights represented thereto to purchase shares of Common Stock of MODAVOX, INC., in accordance with the terms and conditions thereof, and does hereby irrevocably constitute and appoint
--------------------------------------
Attorney to transfer the said Warrant on the books of Modavox, with full power of substitution.



By:
         Dana LLC


         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

         Dated:  __________________________________

In the presence of:


__________________________________

                                SUBSCRIPTION FORM

   (To be Executed by the Registered Holder to Exercise the Rights to Purchase
                    Stock evidenced by the foregoing Warrant)

TO:      MODAVOX, INC.

         The undersigned hereby exercises the right to purchase _______ shares of Common Stock covered by the attached Warrant in accordance with the terms and conditions thereof, and herewith makes payment of this Warrant Price of such shares in full.

         The undersigned represents and warrants to you that the undersigned is acquiring such shares for the undersigned's own account with the intent of holding such shares for investment and without the intent of participating directly or indirectly in a distribution of such shares.


By:      __________________________________
                                           ---------------------------



         ----------------------------------
         Date


         ----------------------------------
         Address


         ----------------------------------
         City                       ST               Zip

Dated:  __________________________________